EXHIBIT 12

HEALTHTRONICS, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 (Unaudited)

	Three Months Ended March 31,
($ in thousands)	2005	2004
Income before income taxes and after minority interests	$2,809	$1,864
Undistributed equity income	--	--
Minority interest income of subsidiaries with fixed charges	6,143	2,938

Adjusted earnings	8,952	4,802

Interest on debt	2,929	2,289
Loan fees	1,183	--

Total fixed charges	4,112	2,289

Total available earnings before fixed charges	$13,064	$7,091

Ratio	3.2	3.1